UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First Franklin Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320272107

(CUSIP Number)

Jason Long, 8044 Montgomery Road, Ste 480, Cincinnati OH  45236  (513) 618-7080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lenox Wealth Management, Inc. IRS Identification Number: 31-1445959
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	XX
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization		Ohio
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	89,083
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	89,083
		10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned			89,083
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)			5.4%
14.	Type of Reporting Person (See Instructions)			CO

Item 1.	Security and Issuer
Common Stock First Franklin Corporation 4750 Ashwood Drive Cincinnati OH 45241
Item 2.	Identity and Background
	(a)	Lenox Wealth Management, Inc.
	(b)	8044 Montgomery Road, Ste 480, Cincinnati OH 45236
	(c)	Financial Planning and Wealth Management Company
	(d)	NA
	(e)	NA

Item 3.	Source and Amount of Funds or Other Consideration

The amount of funds to acquire 89,083 shares of Issuer's Common Stock is $573,560. Such funds were provided from Lenox Wealth Management, Inc.'s working capital. Provided, however, $162,425 of that working capital was obtained through the exercise of options by the principal of Lenox Wealth Management for the direct purpose of ensuring that the company would have adequate capital to make the purchase.

Item 4.	Purpose of Transaction

The purpose of acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares. We do not believe that the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

Item 5.	Interest in Securities of the Issuer
(a) See Item 11 and Item 13 of each cover page (1)
(b) See Items 7 through 10 of each cover page (1)
(c) NA
(d) NA
(e) NA
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
NA
Item 7.	Material to Be Filed as Exhibits
NA

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lenox Wealth Management, Inc.

By:

/s/ Jason Long

Jason Long, Vice President

Date: May 15, 2009

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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